SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 9)

                              Quality Systems, Inc.
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    747582104
                                    ---------
                                 (CUSIP Number)

                              Paul W. Sweeney, Esq.
                 KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP
                          10100 Santa Monica Boulevard
                                  Seventh Floor
                              Los Angeles, CA 90067
                                 (310) 552-5000
                                 --------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 27, 2008
                                  ------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSONS Ahmed Hussein


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.   SEC USE ONLY

4.   SOURCE OF FUNDS PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States and Egypt

7.   SOLE VOTING POWER
     4,651,600*

8.   SHARED VOTING POWER
     0

9.   SOLE DISPOSITIVE POWER
     4,651,600*

10.  SHARED DISPOSITIVE POWER
     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,651,600*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)
     16.62% (based on 27,392,965 shares of Common Stock outstanding on December 19, 2007, according to the Company's Quarterly Report on Form 10-Q filed with the SEC on February 7, 2008).

14.  TYPE OF REPORTING PERSON
     IN

-----------
*Includes options to purchase 44,000 shares.

INTRODUCTION

This Amendment No. 9 ("Amendment No. 9") amends Amendment No. 8 to the Schedule 13D filed with the Securities and Exchange Commission on July 30, 2007 ("Amendment No. 8") by Ahmed Hussein (the "Reporting Person") relating to the shares of common stock, par value $.01 per share (the "Common Stock"), of Quality Systems, Inc., a California corporation (the "Company") in the following respects:

ITEM 4.  PURPOSE OF TRANSACTION

In Amendment No. 8, the Reporting Person disclosed his concerns about the structure of the Board of Directors of the Company (the "Board") and the corporate governance of the Company under the control of the Chairman. In 2006, the Reporting Person indicated to the Company that he intended to nominate three individuals (the "Hussein Nominees") to stand for election to the Company's Board at its 2006 Annual Meeting of Shareholders and to solicit proxies in support of their election. After being approached by the Company, the Company and the Reporting Person entered into a settlement agreement dated August 8, 2006 (the "Settlement Agreement") whereby the Company agreed to nominate the Hussein Nominees for election to the Board at the 2006 Annual Meeting of Shareholders and the 2007 Annual Meeting of Shareholders (together, the "Annual Meetings"). In exchange, the Reporting Person agreed in the Settlement Agreement, among other things, to refrain from submitting any shareholder proposal or director nominations at the Annual Meetings and to terminate his pending litigation, which was then on appeal, with the Company concerning the election of directors in connection with the 2005 annual meeting. Prior to entering into the Settlement Agreement, the Reporting Person told the Company, that the Reporting Person had the following expectations as a result of the Settlement Agreement:

     1)   removal of the Company's present legal counsel;

     2) keeping accurate board and committee minutes, which could be achieved by taping, stenographing, or the taking of the minutes by a third party acceptable to both sides;

     3) balancing the standing independent directors committees and making sure they are not controlled by the Chairman or management; and

     4) the Chairman, under the Settlement Agreement, conducting himself in a way consistent with the status of an independent director.

The Settlement Agreement was drafted by the Company's lawyers. The Reporting Person entered into the Settlement Agreement in good faith. After the new Board was elected pursuant to the Settlement Agreement, the Reporting Person believes that the Chairman's interpretation of the Settlement Agreement was to allow himself total control of the independent directors' committees and the ability to keep present counsel and to engage other counsel of his choosing.

The Reporting Person's advisors informed the Company's lawyers that the interpretation of the Settlement Agreement by the Chairman, supported by management and the directors he had nominated to the Board, was unreasonable and inconsistent with the Reporting Person's announced intentions when he entered into the Settlement Agreement.

The Reporting Person's advisors explained that, if accepted, the Chairman's interpretation of the Settlement Agreement would have meant that the Reporting Person would have given up his claims against the Chairman and other directors involved in exchange for no material consideration. Obviously, that was not the Reporting Person's intention. The Reporting Person's advisors further pointed out that any ambiguity in the interpretation of the Settlement Agreement must be resolved in the Reporting Person's favor, as a matter of law, since the Company's lawyers were the ones who drafted the Settlement Agreement.

The Company described its understanding of the terms of the Settlement Agreement in its Proxy Statement filed with the Securities and Exchange Commission on July 9, 2007. The Company's interpretation of the Settlement Agreement is substantially different from the understanding of the Reporting Person when he entered into the Settlement Agreement. The Reporting Person disputed (and continues to dispute) the Company's interpretation. In order to resolve the dispute, the Reporting Person offered to enter into binding arbitration with the Company. The Company did not respond in any material fashion to the offer of binding arbitration nor did it provide the Reporting Person with all of the information he and other minority directors requested.

The Reporting Person remains concerned about the corporate governance of the Company and the structure of the Board of Directors. One of the Reporting Person's concerns is the Company's legal counsel. The lawyer that the Reporting Person intended to be removed as the Company's counsel under the Settlement Agreement was not removed. Instead, he continued to work for the Company and assumed the various responsibilities of corporate counsel, Board counsel, and general counsel. The lawyer also acted as corporate secretary. To the Reporting Person's knowledge, even though he assumed these various roles, the lawyer has no written contract with the Company that defines his relationship to the Company or spells out his duties and responsibilities. The lawyer has also represented the Chairman and other Board members and was involved in the formation of a Special Committee that continues to operate after the Settlement Agreement, and the Reporting Person believes that that seems designed to prevent the Reporting Person from raising any corporate governance issues. The Special Committee lacks transparency and fails to divulge its minutes to the other members of the Board. The Reporting Person believes that the Special Committee operates in direct conflict with open governance and functions autonomously without any supervision by the rest of the Board of the Directors. It is an example of the need for a balanced Board and balanced committees as well as impartial legal counsel.

Despite the Reporting Person's efforts, The Reporting Person believes that the Board minutes continue to be inaccurate, incomplete, and misleading. These minutes are not acceptable to the Reporting Person and to the directors that the Reporting Person has nominated to the Board. A call to tape or stenograph the meeting minutes was rejected by the Board. The Chairman, supported by management and the directors he nominated to the Board, refused to allow the minority shareholders an expression of their views to be added to the minutes in writing. The Chairman and his directors have also refused to allow the Reporting Person's lawyer to attend certain meetings of the Board.

It is the Reporting Person's opinion that even if taken at face value, the minutes of the Board meetings amply demonstrate:

     1) The Board's inability to govern the Company or oversee management, given the control by the Chairman over the independent directors. Change in management favored by almost all the independent directors, and that was even promised by the Chairman, was not implemented. The Chairman said that it was not the right time to do so, but gave no rationale for his change of mind and no time table.

     2) The inability of the Board to address the status of the Chairman's independence, independently of the Chairman. The Reporting Person and the directors who were nominated by him realize the Chairman's actions are totally inconsistent with the Chairman's claim of the status of an independent director. They called for an independent evaluation of the status of the Chairman. The Board has refused, and continues to refuse, to address the issue in any material way.

     3) The Chairman on numerous occasions acted in a controlling, executive fashion without the Board's knowledge. The Chairman's actions are totally inconsistent with his claim of independence. Management and the directors nominated to the Board by the Chairman acted zealously to cover up for the Chairman's actions.

     4) Correspondence by the Reporting Person and others raising the issue of the Chairman's independence and his executive actions was attacked on a personal level by one of the directors nominated by the Chairman. This particular director attacked other directors' competence, integrity, and motives in raising governance issues.

          This particular director alleged that the Reporting Person violated certain laws when the Reporting Person chaired the Audit Committee of the Company.

          The Reporting Person explained to the directors that they legally could not allow such an unfounded accusation and that they had to investigate this director's claims in order to safeguard the Company and to satisfy disclosure requirements if there are grounds for such unfounded accusation. The Chairman and those directors he nominated to the Board voted against requiring this director to disclose the alleged basis of his unfounded accusation. Instead of receiving reasonable answers, the Reporting Person received some threats from this director and from the Special Committee discussed above.

     5) The agenda of the Board meetings and minutes are controlled. The Board meetings are conducted by the Chairman to allow no viable dissent. The Chairman uses his controlling position to effectively silence all opposing opinions at Board meetings. He does so by, among other ways, not allowing adequate time for questions, regularly declaring the Reporting Person to be out of order, refusing to let him speak, refusing to answer his questions, and threatening to eject him from Board meetings and from the Board. The lawyers for the Reporting Person received hostile correspondence from the lawyer representing the Special Committee.

     6) The Company failed to develop a coherent strategy and business plan approved by the Board. The Reporting Person fails to understand the business justification or underlying concepts for the budget approved by the Board.

     7) Failure to meet performance targets is not addressed in a material way by the Board. Instead, the Board is willing to increase equity compensation for management, as described below.

     8) The Board fails to discuss why the Company headquarters, its legal representation and its board and committee meetings are held in Orange County, California, when in excess of 90% of the business is on the East Coast.

In fiscal year 2007, the independent directors voted 4-3, in favor of awarding management significantly more options ten months into the fiscal year without changing the previously set business goals to be met by management. The Chairman, who the Reporting Person as well as other directors believe should clearly not be considered independent, cast the deciding vote.

The Reporting Person believes that:

1) Disclosure to the shareholders of this change in management's compensation was unsatisfactory because it was lacking in clarity. The Reporting Person could see no business reason to significantly alter the number of options awarded to management, given that the performance of the Company failed to meet projections.

2) The growth of the Company has suffered from abuse of governance. The Reporting Person and the directors that he nominated to the Board, felt concern about the legality of changing the number of options awarded to management ten months into the year.

The Reporting Person believes that the Chairman has recently solicited a major transaction for the Company, and involved at least one member of management. The Chairman's actions appear to have spanned three or four months without informing the Board or the Transaction Committee. There was no prior discussion by the Transaction Committee or the Board about the possibility of such a transaction.

The directors did not question the Chairman's apparent unilateral actions and hastily responded by forming a Special Committee composed of the Chairman, the CEO of the Company, the President of the NextGen Healthcare Information Systems division, and another director, to handle the transaction. The Reporting Person considers the formation of this committee to handle this particular transaction to be a clear violation of the Bylaws of the Company.

The new Special Committee employed lawyers and other professionals. The Special Committee did not give progress reports when asked. The Reporting Person understands now that the potential transaction has been aborted. The Reporting Person is still trying to evaluate the possible damage this event may have caused.

The Company's lawyers consistently denied information requested by the Reporting Person or his lawyers, which the Reporting Person feels is necessary to fulfill his fiduciary responsibilities and to protect his interests and the interest of shareholders, other than the Chairman.

In another recent transaction, the Board authorized the President of NextGen to act as the Transaction Committee of the Board over strong objection by the Reporting Person, as the chair of the Transaction Committee. The President of

NextGen proceeded to conclude a transaction that was hastily rubber stamped by the Transaction Committee and the Board.

The Reporting Person, as well as the directors who were nominated to the Board by the Reporting Person, believes that the transaction was conducted by management and improperly supervised by the Chairman. While the Chairman, the CEO of the Company, and the President of NextGen had ample opportunity to conduct their due diligence, other members of the Board, including the Reporting Person as the Chairman of the Transaction Committee, were denied the ability to fulfill their fiduciary function.

The transaction was ultimately consummated at an extremely large multiple of the unaudited 2007 EBITDA. Company management justified the transaction based on unusually high expectations for performance in 2008 but nevertheless paid over 90% of the maximum possible price up front. Ancillary costs for employee retention contracts plus incentive options will be incurred in addition to the sale price.

The final vote by the Board was 5-3 with management, the Chairman, and two of his nominees voting for the transaction that was not overseen in any material way by the independent directors. The transaction did not have the approval of the majority of the independent directors of the Company at the board meeting, where the transaction was approved.

The Reporting Person believes that the Chairman's executive and controlling actions are totally inconsistent with his claim of being an independent director.

The Chairman is the chair of the Nominating Committee. The Chairman will be controlling the nominating process. The Reporting Person does not plan to support the slate of directors nominated by the Company.

The Reporting Person holds the Common Stock for investment. The Reporting Person does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein. The Reporting Person intends to review his investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial performance and his investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, future developments at the Company, his views of the manner in which the Company is governed in the future, and he may in the future take such actions with respect to his investment in the Company as he deems appropriate including, without limitation:

o  continuing to hold his shares for investment;

o  purchasing additional shares of Common Stock;

o  selling some or all of his shares;

o  commencing legal proceedings against certain directors of the Company;

o continuing to call on the present independent directors of the Company to investigate the Chairman's independence, independently of the Chairman;

o continuing to call on the Company's directors to tape or stenograph the Board meetings or to assign the job of corporate secretary to a neutral third party acceptable to all directors;

o pursuing discussions with other shareholders and third parties regarding alternatives for corporate governance involving the Company or to maximize shareholder value therein;

o seeking to change the composition of and/or seek further representation on the Board and solicit proxies or written consents from other shareholders of the Company; or

o changing his intention with respect to any and all matters referred to in this Item 4.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 27, 2008.


                                    /s/ Ahmed Hussein
                                    --------------------------
                                    Ahmed Hussein